Exhibit 99.2
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Exhibit 99.2
Perdigao ranked 1st in Abrasca's (Brazilian Association of Publicly-Held Companies) Award for Best 2004 Annual Report. Seventy one companies competed for this award, 62 of which were publicly-held and 9 were closely-held companies.

The Company got 98.7 points, the highest ever ranking recorded by a publicly-held company. The judging commission is comprised of 22 members in total, representing, in addition to Abrasca, Bovespa (Sao Paulo Stock Exchange), Apimec (Association of Capital Markets Analysts and Investment Professionals), IBEF (Brazilian Financial Executives Institute), Ibracon (Brazilian Independent Auditors Institute), IBGC (Brazilian Corporate Governance Institute), Anefac (National Association of Finance, Management and Accounting Executives) and Animec (National Association of Capital Markets Investors).

The Annual Report is one of the most important management transparency tools. Last year, Perdigao celebrated 10 years of its professionalized management and consolidated itself as a model company in corporate governance. Therefore, the Award granted to Perdigao is, for the Company, an acknowledgement of its work philosophy, a motivation for the constant improvement in its performance and a challenge to carry on with the state-of-the art communication with its stakeholders.

In our 2004 Report, we showcased our best year's results, representing the celebration of a decade of good results for all the Company's operating segments, arising from a serious work which is growing fruitful in several different areas.

Perdigao's Annual Report project was designed, in its format and content, to truly reflect the Company's image, which operates in synchronicity with the time being while focused on the future, and counted on the full participation of all the Company's areas.

The strategies designed for the different segments, the new projects planned for the Company's growth in the country, the progress in internationalization, the risk measurement, the improvement in the environmental respect and social development policy, all detailed in the Report, attest how and why Perdigao is such a competitive and globalized company.

We are thankful to the market and to all our stakeholders for one more award and take this time to renew our commitment to increasingly improve the transparency and quality of our information.

Edina Biava                                              Wang Wei Chang
IR Officer                                               Chief Financial Officer